Writer’s Direct Dial:	(516) 663-6519
Writer’s Direct Fax:	(516) 663-6719
Writer’s E-Mail:	asilvers@rmfpc.com

November 26, 2008

Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W. Mailstop 3561

Washington, D.C. 20549

Re:	Perf-Go Green Holdings, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed October 24, 2008
File No. 333-152949

Dear Ms. Long:

On behalf of Perf-Go Green Holdings, Inc. (the “Company”), we are responding to the comment letter dated November 12, 2008 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter responds to each comment and provides the requested information.

General

STAFF COMMENT:

1.   We note your response to comment 2 in our letter dated October 10, 2008. However, the amount being registered by the Significant Shareholders still represents approximately 60% of your public float. Please reduce the amount of shares being registered for the Significant Shareholders.

RESPONSE:

The Company has reduced the amount of shares being registered to 5,894,338. This number represents one-third of the Company’s public float. We arrived at this number by reducing the Company’s issued and outstanding shares of common stock, 33,470,302, by the number of shares of the Company’s common stock held by officers and directors, 15,787,287. Pursuant to our discussions with SEC staff, we believe the SEC would be amenable to allowing the Company to register additional shares in excess of one-third of the public float if the Significant Shareholders (as defined in the registration statement) agreed to reduce their respective registrable shares disproportionately to the other Selling Shareholders (as defined in the registration statement). We are presently negotiating with the Significant Shareholders relating to this matter as our registration rights agreement with the Selling Shareholders requires the Company to reduce the registrable securities pro rata in the event the SEC required the Company to scale back the number of registrable securities. We will file an additional amendment if the Significant Shareholders agree to such a reduction.

Pamela Long

Securities and Exchange Commission

November 26, 2008

STAFF COMMENT:

2.   We remind you that as of November 13, 2008 you will need to revise your registration statement to provide updated unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

RESPONSE:	The Company has complied with the Staff’s comments by including the updated disclosure.

STAFF COMMENT:	3. We note your response to comment 21 in our letter dated October 10, 2008 and will review the additional financial statements when they are provided.

RESPONSE:	The Company shall provide the required financial statements with the next pre-effective amendment.

STAFF COMMENT:

4.   Throughout the filing, there are amounts that do not reconcile or references that are incomplete. Please make the following revisions:

•     In the registration fee table, it appears that footnote 5 rather than footnote 4should be referenced in the entry regarding 4,754,888 shares of common stock.

•     On the Prospectus Cover Page and in other places in the registration statement, you state that you are registering 16,949,683 shares of common stock for resale. However, the shares of common stock listed in the registration fee table, on the Prospectus Cover Page, and in other places in the registration statement add up 16,949,684. Please advise or revise accordingly.

•     Under “Selling Stockholders” on page 15, for the table entry relating to common stock issuable on exercise of Registrable Bridge Warrants held by certain Selling Stockholders; please revise so that it refers to 587,830 shares.

Pamela Long

Securities and Exchange Commission

November 26, 2008

•     In the “Selling Stockholders” section, it appears that the total number of shares listed in the selling stockholder table on page 18 (16,949,733) is greater than the total number of shares being registered for resale (16,949,683). Please advise or revise accordingly.

•     Under “Total Dollar Value Shares Being Registered” on page 20, it appears that the total dollar value of the Bridge Shares and Registrable Bridge Warrants is $642,775. Please explain to us supplementally how you calculated the total dollar value of Bridge, Shares, and Registrable Bridge Warrants or revise accordingly.

•     Under “Potential Investor Profit Relating to Warrants” on page 22, please insert references to footnotes 1 through 3 at appropriate places in the table. Additionally, it appears that the text of footnote 1 should reference Semper Gestion and Rig while the text of footnote 2 should reference Castlerigg only. Please revise accordingly.

•     Under “Liquidity and Capital Resources” on page 32, please either remove the reference to May 13, 2008 or, if material, provide information regarding the transaction that occurred on that date.

RESPONSE:

The Company has complied with the Staff’s comments by providing the requested disclosure and revising the disclosure as requested. In addition, certain figures have been changed as a result of the cutback.

Pamela Long

Securities and Exchange Commission

November 26, 2008

STAFF COMMENT:

5.    As previously requested, please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•     that the selling shareholders purchased in the ordinary course of business; and

•     that, at the time of purchase of the securities to be resold, the seller bad no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If such selling shareholders are unable to make these representations, please state that they are underwriters

RESPONSE:	The Company has complied with the Staff’s comments by providing the disclosure.

STAFF COMMENT:

6.    We note your revised disclosure in response to comment 5 in our letter dated October 10, 2008. As previously requested, please also describe the method by which the Company determined the number of shares it seeks to register in the registration statement. For example, explain how you calculated the number of shares issuable as interest on the notes and how you determined how many of those shares to register in this filing. Please include this information in the footnotes for each share amount listed in the table on page 15.

RESPONSE:	The Company has complied with the Staff’s Comments by revising this disclosure accordingly.

Pamela Long

Securities and Exchange Commission

November 26, 2008

STAFF COMMENT:	7. Please clarify in footnote 3, on page 17, that the December 2007 Offering occurred at the accounting acquiree.

RESPONSE:	The Company has complied with the Staff’s comment by revising this disclosure accordingly.

Payments to Significant Shareholders and Affiliates, page 20

STAFF COMMENT:

8.   We note your revised disclosure in response to comment 9 in our letter dated October 10, 2008. As previously requested, please clarify whether the interest payments reflect the maximum amount of interest that can accrue assuming all the convertible notes remain outstanding until the maturity date. Also disclose the maximum amount of late fees that may be paid under the notes.

RESPONSE:	The Company has complied with the Staff’s comments by revising this disclosure accordingly.

Comparison of Net Proceeds to Potential Investor Profit, page 23

STAFF COMMENT:

9.   We note your revised disclosure in response to comment 13 in our letter dated October 10, 2008. Please explain in more detail how you calculated the percentage of payments and potential profit relating to Significant Shareholders over net proceeds and provide the relevant numbers used in your calculations.

RESPONSE:	The Company has provided SEC staff with supporting documentation regarding the calculations.

* * * *

Very truly yours,
/s/ Adam P. Silvers
ADAM P. SILVERS
For the Firm

APS:mc

cc:	Anthony Tracy

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